EXHIBIT 99.1

Brookfield Infrastructure Announces Reset Distribution Rate on Its Series 9 Preferred Units

All amounts in Canadian dollars unless otherwise stated

BROOKFIELD, NEWS, March 02, 2023 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (“Brookfield Infrastructure”) (NYSE: BIP; TSX: BIP.UN) today announced that it has determined the fixed distribution rate on its Cumulative Class A Preferred Limited Partnership Units, Series 9 (“Series 9 Units”) (TSX: BIP.PR.E) for the five years commencing April 1, 2023 and ending March 31, 2028.

Series 9 Units and Series 10 Units

If declared, the fixed quarterly distributions on the Series 9 Units during the five years commencing April 1, 2023 will be paid at an annual rate of 6.642% ($0.415125 per unit per quarter).

Holders of Series 9 Units have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on March 16, 2023, to reclassify all or part of their Series 9 Units, on a one-for-one basis, into Cumulative Class A Preferred Limited Partnership Units, Series 10 (“Series 10 Units”), effective March 31, 2023.

The quarterly floating rate distributions on the Series 10 Units will be paid at an annual rate, calculated for each quarter, of 3.00% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly distribution rate in respect of the April 1, 2023 to June 30, 2023 distribution period for the Series 10 Units will be 1.88582% (7.564% on an annualized basis) and the distribution, if declared, for such distribution period will be $0.471455 per unit, payable on June 30, 2023.

Holders of Series 9 Units are not required to elect to reclassify all or any part of their Series 9 Units into Series 10 Units.

As provided in the unit conditions of the Series 9 Units, (i) if Brookfield Infrastructure determines that there would be fewer than 1,000,000 Series 9 Units outstanding after March 31, 2023, all remaining Series 9 Units will be automatically reclassified into Series 10 Units on a one-for-one basis effective March 31, 2023; or (ii) if Brookfield Infrastructure determines that there would be fewer than 1,000,000 Series 10 Units outstanding after March 31, 2023, no Series 9 Units will be reclassified into Series 10 Units. There are currently 7,986,595 Series 9 Units outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 10 Units effective upon reclassification. Listing of the Series 10 Units is subject to Brookfield Infrastructure fulfilling all the listing requirements of the TSX.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Corporation, a global alternative asset manager with approximately $800 billion of assets under management. For more information, go to www.brookfield.com.

Contact Information

Media Sebastien Bouchard Vice President, Communications Tel: +1 (416) 943-7937 Email: sebastien.bouchard@brookfield.com	Investor Relations Stephen Fukuda Vice President, Corporate Development & Investor Relations Tel: +1 (416) 956-5129 Email: stephen.fukuda@brookfield.com